Exhibit 14.1

Minarco AsiaPacific Coal Industry Advisors

YANZHOU COAL MINING COMPANY LIMITED

Revised Independent Technical Review and Resource

and Reserve Assessment

May 2006

TABLE OF CONTENTS

1	INTRODUCTION			1

	1.1	Purpose of Report		1
	1.2	Capability and Independence		1
	1.3	Scope of Work		2
	1.4	Operating Cost Estimate Limitations and Exclusions		3
	1.5	Resource And Reserve Limitations and Exclusions		3
	1.6	Inherent Mining Risks		4
	1.7	Study Methodology		4
	1.8	Background to Chinese Coal Industry		4

2	[INTENTIONALLY LEFT BLANK]			5

3	ZHAO LOU PROJECT			5

	3.1	Data Available and Reviewed		5
	3.2	Site Visit		5
	3.3	Geology		6
		3.3.1	Regional Geology	6
		3.3.2	Exploration Methods	7
		3.3.3	Seismic Exploration	7
		3.3.4	Geological Hazards	7
		3.3.5	Coal Quality	9
		3.3.6	Product Coal	9
	3.4	Coal Resources		10
		3.4.1	Introduction	10
		3.4.2	Coal Resources	10
	3.5	Mining Hazards		11
		3.5.1	Geotechnical Issues	11
		3.5.2	Geological Issues	12
		3.5.3	Gas	12
	3.6	Mine Infrastructure And Equipment		12
		3.6.1	Mine Access	12
		3.6.2	Development	12
		3.6.3	Longwall	13
		3.6.4	Underground Coal Clearance	13
		3.6.5	Surface Coal Handling	13
		3.6.6	Power	13
		3.6.7	Mine Water/Dewatering	14
		3.6.8	Men and Materials Transport	14
	3.7	Mine Production		14
		3.7.1	Mine Capacity	14
		3.7.2	Mine Plan	14
		3.7.3	Mining Method	14

i

	3.7.4	Forecast Production Summary	15
	3.7.5	Development	15
	3.7.6	Longwall Production	16
	3.7.7	Historical Development Rates	17
3.8	Coal Preparation and Handling		17
3.9	Coal Products		17
3.10	Social And Environmental		17
3.11	Coal Reserves		18
	3.11.1	Classification	18
	3.11.2	Modifying Factors	19
	3.11.3	Reserve Estimate	20
3.12	Operational Expenditure		20
	3.12.1	General	20
3.13	Capital Expenditure		21
3.14	Concluding Statement		22

ii

LIST OF TABLES

TABLE 3.1 - COMPARISON OF CHINESE CODE 1999 AND JORC 2004	10
TABLE 3.2 - TOTAL COAL RESOURCES AS AT JULY 2003 FOR THE ZHAO LOU DEPOSIT	11
TABLE 3.3 - TYPICAL ROADWAY DIMENSIONS	15
TABLE 3.4 - WORK UP OF DEVELOPMENT METERAGE	16
TABLE 3.5 - WORK UP OF LONGWALL PRODUCTION	16
TABLE 3.6 - ESTIMATED RESERVES FOR ZHAO LOU MINE	20
TABLE 3.7 - OPERATING COST COMPARISON – ZHOU LAO	21
TABLE 3.8 - ZHAO LOU CAPITAL EXPENDITURE	21

iii

1	INTRODUCTION

1.1	Purpose of Report

This report dated May 2006 is an update requested by HSBC Global Investment Banking, Honk Kong (“HSBC”) of the previous report dated June 2005 prepared by Minarco Asia Pacific Pty Limited (“Minarco”). The initial report was at the request of Yanzhou Coal Mining Company Limited (“Yanzhou” or “the Company”) for the purpose of providing an independent technical review and resource and reserve assessment of the following two coal projects:

•	[Intentionally left blank].

•	Zhao Lou Project - Located in Shandong Province PRC Underground longwall coal mining operation in early development stage. 1st longwall coal production expected in December 2007.

This report has been prepared for the sole use of Yanzhou and its advisors. This report is confidential, is not a public report and is not to be used for any other purpose or disclosed to any parties without the prior written consent of Minarco.

This updated report has been specifically requested by HSBC of Hong Kong to incorporate changes to the mining progress at [Intentionally left blank] since the inspection and review carried out by Minarco in June 2005.

1.2	Capability and Independence

The Minarco team worked with Yanzhou and its advisors to complete the scope of work. Whilst the Minarco team worked with others, the views and opinions expressed in this report are those of Minarco. Details of qualifications and experience of the Minarco team are set out in Annexure A of this report.

Minarco operates as an independent technical consultant providing resource evaluation, mining engineering and mine valuation services to the resources and financial services industries.

Minarco principals have extensive experience in the coal industry. They have managed or participated in studies covering:

•	Over 30 mines in China including mines in Shandong, Henan, Shanxi, Heilongjiang, Hebei, Jiangsu and Inner Mongolia;

•	Projects in New Zealand, South Africa, Indonesia, India, Malaysia, Ukraine, Canada, USA, Colombia, Philippines, Thailand, and Africa;

•	Projects in every state of Australia including over 60 New South Wales operating mines and projects and over 25 Queensland operating mines and projects.

This diverse experience covers all levels of mine assessment from designing exploration strategies through to final feasibility studies and coal market assessment. Minarco has extensive experience in independent reporting and valuation of mines and mineral resources for financiers and capital markets.

Minarco has received and will receive professional fees for its input to this assignment. None of Minarco or its directors, staff or sub-consultants who worked on this project, however, has any interest in:

•	The Company or its respective related bodies corporate; or

•	The mining assets reviewed.

Drafts of this report were provided to Yanzhou, but only for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in conducting the scope of work. At the date of finalising the report, Yanzhou had not provided Minarco with any feedback regarding the accuracy of factual material.

Minarco reviewed the assets in accordance with the scope of work and exclusions and limitations stated in this report.

1.3	Scope of Work

The specific scope of work as agreed between Minarco and Yanzhou was as follows:

Resources and Reserves

•	Provide comment on how the reported results (Chinese Standard) for Resources and Reserves compare with International Standards (i.e. JORC code)#;

•	Generate values for Resources and Reserves to International Standards (e.g. JORC Code).

Mining Approach

•	Provide assessment on the technical mining aspects including designed capacity, development and mining layout and method for both of the mining projects;

•	Provide comment on the production scheduling to support financial modeling by financial advisors; and

•	Estimate capital and operating costs based on the reviewed production capacity and schedule. (Minarco has assumed in its agreed works schedule that detailed cost information would be provided, and the consultant’s role would be to verify the suitability of the cost estimates provided.)

Environmental and Social Liabilities

•	Provide comment on the environmental, social and community liabilities associated with each coal project with respect to the mining strategy recommended; and

•	Provide comment on the suitability of the strategies proposed to address these issues (where a strategy has been proposed).

# The JORC Code - Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code 2004 Edition) sets out minimum standards, recommendations and guideline for Public Reporting in Australasia of Exploration Results, mineral Resources and Ore Reserves. The Code is a required minimum standard for public reporting on the ASX, NSX, as well as many other global exchanges including the HKSE.

Minarco acknowledges that this information, in combination, will be used by Yanzhou and its advisors to prepare an asset valuation.

1.4	Operating Cost Estimate Limitations and Exclusions

The report was based mainly on information provided by Yanzhou, either directly from its mine sites and other offices, or from reports by other organisations whose work is the property of the Company.

The report is based on information made available to Minarco before 20th June 2005. Minarco has been advised of a material change to its operations or forecasts on 10th May 2006 for which this revised report has been issued.

The work undertaken for this report is a technical review of the information coupled with such inspections as Minarco considered appropriate to prepare the report. It specifically excludes all aspects of legal issues, commercial and financing matters, land titles, agreements; excepting such aspects as may directly influence technical, operational or cost issues.

In Minarco’s opinion, the information provided by the Company appeared reasonable and nothing discovered during the review suggested that there was any significant error, misrepresentation or omission in respect of that information.

The title of this report and any associated work does not pass to Yanzhou and may not be relied upon until all consideration has been paid in full.

1.5	Resource and Reserve Limitations and Exclusions

Geological coal resources at [Intentionally left blank] were estimated by the [Intentionally left blank] and reported in a geological report titled “Coalfield Geology Report for the [Intentionally left blank]” in March 2004.

Geological coal resources at Zhao Lou were estimated by staff of the Exploration and Research Institute of Coalfield Geology and Engineering, Shandong Province, (E&RI) in a geological report titled “Detailed Exploration Geology Report For Zhaolou Coalfield Shandong, China” dated July 2003. The actual field work was done by different teams who collected different types of exploration data, for example, seismic, geophysical interpretation, drilling etc. All the different teams actually belong to the same group known as the Coalfield Geology Bureau of Shandong, including the E&RI team.

Due to time constraints, McElroy Bryan Geological Services Pty Ltd (MBGS) has not re-estimated coal resources but presents an opinion based on a review of the existing coal resources at [Intentionally left blank] and Zhao Lou as estimated by the above mentioned organisations. As part of the process of the MBGS review, the methodology of the [Intentionally left blank] and Zhao Lou resource estimation was also compared to the Australian JORC code of December 2004. MBGS’ review of the coal resource data prepared by Yanzhou indicates that the consistent, thorough, detailed approach used to define those resources meets international standards.

1.6	Inherent Mining Risks

Coal mining, and in particular underground coal mining, is carried out in an environment where not all events are predictable.

Whilst an effective management team can, firstly, identify the known risks, and secondly, take measures to manage and mitigate these risks, there is still the possibility for unexpected and unpredictable events to occur. It is therefore not possible to totally remove all risks or state with certainty that an event that may have a material impact on the operation of a coal mine, will not occur.

1.7	Study Methodology

The study has been completed in several stages as follows:

•	Data Collection and Review; The Minarco Team (or “the Team”) reviewed data in the Company prepared data room as well as interviewed Yanzhou’s technical representatives;

•	Site Visit; Members of the team inspected the underground workings and surface facilities for the [Intentionally left blank] and also the surface facilities and construction works at the Zhao Lou Project in Shandong;

•	Analysis; Following the site inspections, the Minarco team analysed the collected data and prepared this report;

•	A DRAFT of the report was submitted to Yanzhou for review on the 15th June; and

•	Minarco submitted a final DRAFT to Yanzhou on the 20th June.

The basis for the comments and forecasts in this report is information compiled by enquiry and verbal comment from the Company, cross checked where possible with hard data or by comment from more than one source. Where there was conflicting information on issues Minarco used its professional judgment. Generally, the data available was sufficient for Minarco to complete the scope of work. The quality and quantity of data available, in Minarco’s view, showed a willingness by the Company to assist the review process.

1.8	Background to Chinese Coal Industry

Included as part of this report, the following annexures provide background to resource and reserve classification and comparison between Chinese and International Standards:

•	Annexure B: Chinese Coal Quality Definitions;

•	Annexure C: Chinese resource and reserve classification.

2	[INTENTIONALLY LEFT BLANK]

3	ZHAO LOU PROJECT

3.1	Data Available and Reviewed

The data reviewed was largely available to the Team at a data room established at the Company’s office in Zoucheng City, Shandong, PRC. A request for data was supplied to Yanzhou prior the site visit and Yanzhou compiled a significant portion of this information in the data room. The data was supplemented on request and the Team was allowed to take copies of selected information.

The data available at the data room included:

•	General Exploration Report;

•	Preliminary Design Report, prepared by the Coal Industry Ministry of Jinan Design and Research Institute, December 2004;

•	Pre-feasibility Study Report;

•	Detailed Exploration Geology Report For Zhao Lou Coalfield Shandong, China;

•	The China National Standard For Resources/Reserves of Solid Fuels and Mineral commodities (GB/T 17766-1999);

•	Design drawings, mine plans and geological structure plans.

Other data was also made available during mine site visits and the management of these mines and projects discussed issues and answered questions freely.

Where the Team received anecdotal evidence it endeavoured to cross check this evidence with different sources or from hard copy evidence. Unfortunately not all anecdotal evidence could be crossed checked. Where this occurred and an issue has been identified as being material, this has been indicated in the report.

3.2	Site Visit

The Technical Team visited the Zhao Lou project on the morning of 8th June. The mine location is shown in Figure 3.1.

BEIJING
Tianjin
BO HAI
H e b e i
Shijia - Zhuang
Dezhou
Dongying
HUANG HE
Zibo
Handan
JINAN
TAI'AN
Changzhi
Anyang
Hebi
Zhao Lou Coal Mine
Yanzhou
S h a n d o n g
Zouchéng
(data room)
Rizhao
Hézé
Jining
Tengzhou
Luoyang
Zhengzhou
WEISHAN LAKE
Zaozhuang
Lianyungang
Xuzhou
J i a n g s u
Huaiyin
A n h u i
H e n a n
112°
114°
116°
118°
120°
38°N
36°N
34°N
Provincial boundary
Railway
Main road
0
100
200
kilometres
C H I N A
Location
500km

FIGURE 3.1

Location of Zhao Lou Mine
Shandong Province - China

MINARCO
ASIA PACIFIC
Project No: 05-32

The technical team was assisted by the construction site deputy general manager Mr Fu Lingqiao. The technical team inspected the surface construction works and drove around the surface overlying the proposed mining area. The surface over the proposed mining areas is mainly flat farmland used to crop wheat and corn.

Construction was observed and progress confirmed. Three shaft heads supporting construction were in place and in operation and a number of buildings were under construction. The site was orderly and appeared to be managed effectively. Nothing was observed that would indicate that the construction progress was not as presented and would not proceed as forecast.

3.3	Geology

3.3.1	Regional Geology

The Zhao Lou project is located within the Juye Coalfield that is approximately 100 km west of the Yanzhou Coalfield and 40 km east of the service town of Heze. The town of Jining is about 65 km east of Juye. The coalfield underlies an area of 1200 km2 and contains a very large in situ coal resource in the order of billions of tonnes in two main fields separated by a block fault zone of some 500 +m displacement. The Juye Coalfield is a broad basin bounded by a major fault to the east and by subcrop of the coal-bearing Permian strata under a thick (up to 750 metres) succession of Jurassic and/or Quaternary strata.

The Permian - Carboniferous coal-bearing sequence is the same as that mined at Jining and Yanzhou coalfields. A total of 20 coal seams (numbered 1-20 in descending order) are present – seams 1-3 are of Lower Permian age and seams 4-20 are Upper Carboniferous. Potentially mineable reserves almost entirely occur within the No.3 Seam which has an average thickness of 8 metres and similar structural complexity to the Jining and Yanzhou coalfields. The coal seams dip in a range from 5º to 10º with local steeply dipping zones up to 25º associated with known faults. The coal is a low ash, low sulphur, low phosphorus, high energy coal with an average apparent relative density of 1.37 taken over 29 sample points which, according to Yanzhou personnel is superior in quality to the products from other Yanzhou operations.

“Fat” coal and “1/3 coking” coal comprise more than 60% of the total resource. No.3 Seam occurs between 600 metres and 1,200 metres depth with most of the resource in No.3 Seam being at a depth of more than 800 metres.

The Zhao Lou project is well situated in relation to existing town, road and rail infrastructure and is approximately 400 km from port facilities.

At Zhao Lou, the upper split of 3 Seam is the main mining target. The seam splits into 3 Upper and 3 Lower in a limited area in the southern part of the lease area. The alternative split has been mined in both coalfields and Yanzhou Coal has plans to develop further operations in that split in the future. At Zhao Lou deposit a midburden parting thickness of 0.7 metre is used to define a seam split line.

All other seams appear to be thin and often have high sulphur contents – these seams appear to have no economic potential at this stage and have been excluded from any resource figures documented in this report.

The dominant regional major fault trend is NNW with the western side generally downthrown. Other strong fault orientations are northwest and northeast.

The Juye Coalfield, like Yanzhou and Jining, is characterised by low seam gas levels, low in situ horizontal stress, minor groundwater issues and complex geological structure.

  The following geological features are typical of Yanzhou Coal’s Zhao Lou deposit:

•	Deep multiple coal seams with only one seam presenting a potential mining target;

•	Minor seam splitting and coalescing; and

•	Minor seam wash outs.

The coal sequence mined at Zhao Lou as shown on Figure 3.2.

QUATERNARY
TERTIARY
CRETACEOUS
PERMIAN
Lai Yang
Shi Hezi
Shanxi Group
Mineable Seam Depth (m)
750m
SEAM 2
0.8m thick
SEAM 3
7m - 8m thick (Mining Target)
900m

MINARCO
ASIA PACIFIC

FIGURE 3.2

ZHAO LOU COAL PROJECT

Typical Stratigraphic Section

Source : McElroy Bryan Geological Services June 2005

3.3.2	Exploration Methods

Exploration of the Juye area has been proceeding since the 1950’s, but has become more intensive over the last 5 years. Government regulations tend to force companies to pay for exploration drilling on a 500 metres × 500 metres grid, carried out by government-owned rigs initially with government geologists supervising and sending coal and rock samples to government-owned laboratories for analysis.

Once mine development was approved, Yanzhou Coal took over the exploration role and further drilling was undertaken as required. Geological data was collected at a standard that is equivalent to Australian coal industry best practice. Deep stratigraphic cored drill holes at Zhao Lou are located on a approximately 1,000 metres grid pattern.

Holes are logged using a down-hole geophysical sonde that provides gamma, density and caliper measurements. Coal seams are correlated and picked depths (roof and floor) entered into the geological spreadsheet.

3.3.3	Seismic Exploration

Seismic surveys have been conducted at Yanzhou Coal sites since the early 1980’s. Initially, 2D surveys gave increasingly improved resolution of structures and more recently 3D seismic surveys have become the main type of exploration at each mine site in advance of mining.

Despite the high incidence of faulting, the Yanzhou operations in other mine sites in the same coalfield appear to cope remarkably well and coal production rarely seems to be interrupted because of the faults.

3.3.4	Geological Hazards

Faults

Normal and apparent low angle reverse thrust faulting is common within the Zhao Lou deposit and then have been defined 3D seismic surveys. Faulting with displacements up to 100 metres is recorded on the geological and mine plans. Faulting appears not to result in significant interruptions to production in other similar mines owned by Yanzhou Coal and this is probably because the second longwall will be activated if faulting causes problems with the one wall.

Seam Washouts

Sandstone channels have eroded the top of No.3 Seam in the Jining Coalfield and locally in the Yanzhou Coalfield. The 1,000 metres drilling pattern has broadly identified areas where this has occurred, but that level of drill spacing will be insufficient if a network of narrow channels is present.

Igneous Features

Five widely spaced drill holes in the north east part of the lease area intersected Seam 3 coal that was consistently intruded by igneous material probably forming part of an extensive sill system in that part of the lease.

Hydrogeology

Several aquifers are present in the overlying Jurassic strata and the geological reports contain reference to potential inrushes where major faulting provides connection between aquifers and No.3 Seam. During the preliminary appraisal, it was not ascertained whether the faulting in the Permian coal-bearing strata extends into the overlying Jurassic rocks. Hydrogeological issues require much closer scrutiny.

Seam Gas

According to Yanzhou Coal, seam gas content is low despite the depth of the No.3 Seam. Gas drainage is not practised as a regular part of other operations, but monitoring of the roadway ventilation is a regular practice. These are issues concerning the potential ignition of coal dust. These concerns need to be reviewed further however, with the general low methane content, the hazard to operations may not be severe. According to the Detailed Exploration report, the dust explosive risk is considered low and the gas content is very low. It is reported that gas content is extremely low and methane and carbon dioxide content is also extremely low.

Spontaneous Combustion

The relatively high temperatures in the mines because of the depth of mining, combined with coal in goaf and low rank of the coal could lead to potential spontaneous combustion conditions. Apparently a number of heating incidents have occurred in other mines in similar coalfields and have not caused much concern to those operations. In the Detailed Geology report it is stated that the risk of spontaneous combustion is very low.

In Situ Stress

The low horizontal stress levels apparent in the Yanzhou mines are quite remarkable by Australian standards considering the depth of the operations.

High vertical stress will probably be a feature of the mine as would be expected and the mine will have to manage that stress. The tectonic environment that influences the horizontal stress levels is different to that in Australian coal mines but the reason for the low stress at Yanzhou is not clear.

Seam 3 Roof and Floor Strength

Competent siltstone appears to mostly comprise the Seam 3 floor strata and is not thought to present any adverse mining conditions. The Seam 3 roof is composed of fine to medium grained sandstone of a variable thickness. Based on laboratory tests the rock unconfined compression strength (UCS) of the siltstone roof ranges from 60 to 120 MPa. It is suspected that because it is difficult to get UCS test results of weak rocks the apparent high UCS test results of roof strata is biased to the high end. Observations of a limited number of sonic logs provided by Yanzhou Coal indicated intervals of strata in the roof as weak as the Seam 3 coal (less than 10 MPa). The consistent ‘weak’ zone appeared to be approximately 10 metres above Seam 3 and be 10 to 15 metres thick. Leaving a coal roof in mining development roadway should provide a secure roof.

Seam 3 floor test results indicate rock strength ranges between 12 to 20 Mpa.

3.3.5	Coal Quality

Yanzhou Coal technical staff processes and validates all coal core analyses carried out using standardized testing procedures. This data was reported in detailed tables in appendices of the geology report. Testing includes Relative Density (RD) Proximate analysis, Specific Energy, Total Sulphur and Ash Fusion Temperature.

Average raw coal quality parameters for No. 3 Upper are as follows:

Moisture	1.57% air dried
Ash	14.61% air dried
Volatiles	36.41% daf
Sulphur	0.53%
Phosphorous	0.019%
Specific Energy	29.05MJ/kg
Ash Fusion Temperature	>1350 degrees ST (Degrees Celsius)
Free swelling index	3.5 to 6.5

3.3.6	Product Coal

Washed coal product for No. 3 Upper is anticipated to be as follows:

Moisture	1.45% ad
Ash	6.65% ad
Volatiles	36.69%daf
Sulphur	0.45%
Phosphorous	0.011%
Specific Energy	32.36MJ/kg
Ash Fusion Temperature	>1350 degrees ST (Degrees Celsius)

Based on a single washability curve presented in the Detailed Exploration report it would appear that the best yield is obtained between density cut points approximately 1.4 to 1.6 producing a yield of 70% at approximately 9% ash.

3.4	Coal Resources

3.4.1	Introduction

Geological coal resources were estimated by staff of the Exploration and Research Institute of Coalfield Geology and Engineering, Shandong Province, (E&RI) in a geological report titled “Detailed Exploration Geology Report for Zhao Lou Coalfield Shandong, China”. These coal resources were not validated or audited by the Team, however, the process and procedures used by E&RI to estimate them were assessed. Based on discussions and viewing of plans and cross sections presented at the data room it was assessed that the coal resources as stated by Yanzhou Coal for 2003 at Zhao Lou were fairly represented and reported.

3.4.2	Coal Resources

Chinese Classification

Chinese resource and reserve classifications follow strict criteria laid down by the Ministry of Land and Resources and are subject to annual re-estimation and review. The following criteria are applied to Chinese resources estimation:

•	Minimum seam thickness of 0.70 metre;

•	Exclusion of dirt bands > 0.05 metres in seam thickness;

•	Maximum depth 1,000 metres;

•	Exclusion of highly weathered coal;

•	Estimation in relatively small block areas, utilising drill hole thickness; and

•	Application of a seam specific conversion factor based on experimental results.

Coal is then classified into one of the four categories, A, B, C, or D with category A being based on the highest density of drill hole spacing and therefore having a higher degree of confidence. A new classification system (Classification for Resources/Reserves of Solid Fuels and Mineral Commodities GB/T 17766-1999) which is equivalent to international standards was implemented on 1 December 1999. The various criteria have been examined and compared to the classification nomenclature of Australia Guidelines for Estimating and Reporting of Inventory Coal, Coal Resources and Coal Reserves (2003) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, (The JORC Code 2004 Edition), and considers the Chinese system to be approximately equivalent to the Australian code summarised in the Table 3.1.

Table 3.1 - Comparison of Chinese Code 1999 and JORC 2004

Chinese System	JORC Code 2004	Criteria

A	Measured	Drill hole spacing approx 500 metres

B	Indicated	Drill hole spacing approx 750 metres

C	Inferred	Drill hole spacing approx 1500 metres

D	Inferred	Limited drill holes and other data

Resources for Zhao Lou are quoted from the “Detailed Exploration Geology Report for Zhao Lou Coalfield Shandong, China”.

Coal Resources were classified as Category A, B, C or D to reflect the confidence in the underlying geological data. Coal resources were delineated by applying various limiting factors to the geological model: Total coal resources are summarised in Table 3.2.

Table 3.2 - Total Coal Resources as at July 2003 for the Zhao Lou Deposit

Chinese Classification for Coal Reporting System	A	B	A Plus B	C	Total
Approx. Aust. JORC equivalent	Measured (Mt)	Indicated (Mt)	(Mt)	Inferred (Mt)	(Mt)
3 Upper Seam
Less than 850 m cover	31.018	57.002	88.020	91.759
850 to 1000 m cover	23.470	46.694	70.164	92.533
1000 to 1200 m cover	—	—	—	8.731
Subtotal	54.488	103.696	158.184	193.023

Subtotal A+B+C					351

3 Lower Seam
Less than 850 m cover	—	4.925	4.925	1.829
850 to 1000 m cover	—	4.731	4.731	8.592
1000 to 1200 m cover	—	1.019	1.019	4.547
Subtotal	—	10.675	10.675	14.968
Subtotal A+B+C					26

Total 3 Seam (Upper+Lower)	55	114	169	208	377

Note 1:	C Resources have been included in subtotals and final totals because of an implied higher degree of confidence even though they are regarded as Inferred Resources

Note 2:	Total 3 Seam (Upper+Lower) resources have been rounded to whole numbers

Note 3:	Resources in fault barriers estimated by Yanzhou not included in above table

Because over 50 percent of the coal resources are provided by Inferred C category resources (208 Mt) out of a combined total 377 Mt. Additional exploration should be carried out for confirmation to increase the value of the project.

3.5	Mining Hazards

3.5.1	Geotechnical Issues

The proposed depth of mining at 900 metres introduces specific geotechnical issues with respect to strata stresses surrounding mine openings. Studies and experience show that the coal strata exhibits low stresses even at considerable depths. Suitably sized coal pillar sizes for barriers alongside the longwall panels have been designed at 4 metre widths.

The resource area is intersected by a number of faults which may exhibit weaker strata conditions surrounding the fault plane. It is not proposed to extract coal within nominated barriers surrounding these faults. The size of these barriers increases as the displacement of the coal seam increases.

The No. 2 seam is approximately 21 metres above the No.3 Upper section which is the targeted mining horizon. Testing has indicated that the No.2 seam is potentially prone to spontaneous combustion. During the LTCC process this seam will collapse together with the immediately overlying strata into the mined out area. The single entry longwall mine plan has taken into consideration this hazard by reducing the likelihood of any air migration into the mine out areas.

The depth of mining will be subject to increased strata temperatures. Although not principally a geotechnical issue the mining environment will be hot and humid. Refrigeration has been allowed in the mine design and costings to provide a comfortable working environment to avoid heat stress.

3.5.2	Geological Issues

The upper strata consists of poorly consolidated Quaternary material containing water. The interface between this strata and the lower Permian coal measures strata is variable and the nature of water bearing aquifers is not precisely known. Flows have been found to be variable across the resource area, however it is predicted that water flows will be high on initial strata breakage and then subside. Further tests have been recommended by the design institute.

A number of exploration drill holes have not been able to be fully sealed due to the unconsolidated strata and water. This is a potential inrush hazard if these holes are intersected by the mine operations. Procedures are required for safely mining through these borehole zones.

3.5.3	Gas

The coal seam gas content is low and has been identified as predominantly nitrogen with minimal methane present. Advantage of the seam gas composition can be taken to manage spontaneous combustion risk.

3.6	Mine Infrastructure and Equipment

3.6.1	Mine Access

The mine will be serviced by three surface to underground vertical shafts. These provide coal clearance, men and materials access and ventilation. The shafts should be sufficient to support the operation of the mine and the planned production schedule.

3.6.2	Development

Development is facilitated using 3 continuous miner units and a drill and blast unit.

The proposed development plan, equipment and methods are suited to the mining conditions and geological nature of the resources and support the forecast production and cost schedules.

3.6.3	Longwall

There are two LTCC faces which management indicated are both identical. The cut height is around 3.0 metres, with the remaining coal caved on the rear conveyor. The longwall face widths are typically 220 metres. The design capacity of each LTCC face is 2.9 Mtpa.

The proposed longwall layout, equipment and methods are suited to the mining conditions and geological nature of the resources and support the forecast production and cost schedules.

3.6.4	Underground Coal Clearance

Trunk Conveyor System

Coal is transported from the working faces to the Main Winding Shaft via belt conveyors which feed into two underground 1,500 tonne bulk bins which feed to the shaft skip loading equipment. The conveyors are 1,400 mm wide operate at a speed of 4 m/s and a have a capacity of 3,000 tph.

Winding Shaft

The main coal winding shaft has a designed capacity of 6.8 Mtpa. The winding hoist uses 4 skips each of 61 tonne capacity. Management indicated that the shaft hoisting systems actual capacity is closer to 8 Mtpa. These figures are confirmed in the engineering reports reviewed.

Minarco considers the proposed coal haulage system to be of sufficient capacity to support the forecast production schedule.

3.6.5	Surface Coal Handling

Coal will be transported from the hoisting shaft to a fully enclosed raw coal stockpile. Coal is recovered from this stockpile and fed by conveyor to the coal preparation plant. Product coal is stored in concrete bins before being loaded onto trains for transport to market. The proposed system is typical for a mine of this type and size and should support the production plan.

3.6.6	Power

Power will be delivered to the mine’s industrial area at 110 kV. A substation located in the industrial will reduce voltage to 35 kV before feeding underground. Minarco considers this sufficient to support the production estimates.

3.6.7	Mine Water/Dewatering

The strata above the seam is water bearing and tests have shown that there is potential for high water flows on initial breakage of strata. The total water make into the mine is estimated to be n the order of 2.5 kl/second. Pumping systems including high capacity pumps have been selected to control the expected mine water make.

The proposed sequence of mine development and extraction is to progressively work up dip. This will place any flooded extracted areas on the lower side of the current mining areas.

3.6.8	Men and Materials Transport

Transport of mine personnel and supplies will be by a rail network using electric locomotives. All personnel, equipment and materials will enter the mine by the 7.2 metre diameter main shaft. The dimensions of the winding cage and hoisting capacity have been determined by the design institute to satisfy the selected mining equipment type to be established at the mine.

The transport roadway is designed to be partially within the No.2 seam and mid burden strata between the No.3 Upper and No.2 seams to ensure that gradients are within acceptable limits for rail equipment.

3.7	Mine Production

3.7.1	Mine Capacity

Working Time

The designed mine capacity, based on traditional Chinese standards is calculated based on:

•	300 days per year;

•	14 hour winder hoisting; and

•	2 shifts per day and one shift for maintenance.

In effect the mine is operated 365 days per year and the number of days lost for maintenance etc is actually a lot less than that implied by the regulated criteria. In reality it is typical for mines to produce on a minimum 330 day per schedule. In this way design estimates are very conservative for an experienced operator such as Yanzhou.

3.7.2	Mine Plan

3.7.3	Mining Method

The mining method will consist of twin LTCC faces for production supported by continuous miners developing coal roadways, and drill and blast faces developing roadways in stone, and stone/coal sections. The plans indicate that there will be 3 coal drivage units and 1 drill and blast faces. Where necessary a drill and blast face will also be used in the stone/coal sections. The typical cross sectional areas of the main roadways, are given in Table 3.3. This information is based on the Jinan Design Institutes Detailed Engineering Report. The typical mine plan is shown in Figure 3.3.

CINDERED COAL
WEST
NORTH
E - W
Service Shaft
Return Shaft
Shaft Barrier
approx. barrier line
outline of subcrop
seam split and thinning
LW 1
LW 2
LW 3
LW 4
LW 5
LW 6
LW 7
LW 8
LW 9
LW 10
LW 11
LW 12
LW 13
LW 14
LW 15
LW 16
LW 17
LW 18
LW 19
LW 20
LW 21
LW 22
LW 23
LW 24
LW 25
LW 26
LW 27
LW 28
LW 29
LW 30
Subcrop
40m barrier
Lease boundary
Fault / structural zone
Seam split
Cindered coal
Borehole
Kilometres
N

FIGURE 3.2

MINARCO ASIA PACIFIC

ZHAO LOU COAL PROJECT

Mine Plan and Reserves Estimate

Table 3.3 - Typical Roadway Dimensions

Roadway Type	Cross Sectional Area (m2)
Coal Drivage Service Road	12.0
Coal Drivage – Conveyor Road	13.0
Face Installation	10.7

Production rates given in the following sections, and also in the detailed schedule are based on the cross sectional areas as identified in Table 3.3.

3.7.4	Forecast Production Summary

Management indicated that total mine ROM production is planned to be 6.0 Mtpa with the operation of two LTCC faces. This is well above the designed capacity of the mine which is stated at around 3.0 Mtpa.

The planned production estimate is reasonable with the operation of two high production sections. All service and coal transport systems are designed for the higher rate of production.

3.7.5	Development

Description

The mine plans to use continuous miner units for coal development and drill and blast for development in stone. In addition some development will be done in both coal and stone, and this will be done using drill and blast methods.

Development Capacity

It was indicated by management that typical development rates are:

•	Coal drivage – Planned 300 - 400 metres per month compared with designed 250 metres per month;

•	Stone drivage – Planned 200 metres per months compared with designed 80 to 100 metres per month; and

•	Combined Coal/Stone drivage – Planned 250 metres per month compared with designed 125 metres per month.

Management stated that there will be three units in coal, one in stone and one in combined coal/stone drivage.

Table 3.4 shows a work up of the development metres given the information provided by management.

Table 3.4 - Work up of Development Meterage

	Development in Coal	Development in Stone	Development in Stone/Coal
Units per shift	3	1	1
Shifts per day	3	3	3
Days per week	7	7	7
Days per year	330	330	330
Design Capacity	250	80	80
Planned Meterage per Month per unit	350	250	150
Typical Cross Sectional Area (m2)	13	13	13
Annual Meterage	12,600	3,000	1,800
Average Relative Density	1.4	2.5	2.5
Annual Tonnage	229,320	97,500	58,500

The rate of development is considered reasonable for the mining conditions which will include periodic excavation through fault planes. The total annual metres developed is able to support the operation of two LTCC faces with sufficient trunk service road advance in stone as well as longwall gate road development in coal.

3.7.6	Longwall Production

For cutting heights of 5 metres the typical rate of retreat for a longwall is 150 metres per month. Approximately 2.75 Mtpa or 9,200 tonnes per day is therefore a minimum targeted output.

The actual designed capacity of the longwall unit has been stated at 4,800 tonnes per shift based on a 14 hour per day shaft hoisting operation. Management has indicated that total actual production (as aside from designed capacity) from the mine will be assessed from a 16 hour day and 330 days per year. Based on this, and using back analysis, Minarco has calculated that the actual possible tonnage from each longwall unit will be 10,960 tonnes per day. The results of the back analysis is shown in Table 3.5.

Table 3.5 - Work up of longwall production

Longwall Coaling
Units per shift	2
Shifts per day	3
Days per week	7
Days per year	330
Design Capacity (T/shift)	4,800
Design Capacity (T/day)	9,600
Actual Capacity (T/shift)	5,480
Actual Capacity (T/day)	10,960
Actual Capacity (T/mth)	301,675
Annual Tonnage	3,620,100

The potential combined capacity of two longwall faces exceeds the planned mine output of 6.0 Mtpa. All coal conveying and shaft hoisting has been designed to exceed 8 Mtpa capacity. The planned longwall output of 6.0 Mtpa is considered to be realistic and readily achieved.

3.7.7	Historical Development Rates

The proposed mining rates are derived from historical performance at the company’s mines where 6 Mtpa is readily obtained in their LTCC faces.

3.8	Coal Preparation and Handling

No information on coal preparation was made available.

3.9	Coal Products

No information on coal products was made available.

3.10	Social And Environmental

Environmental Footprint

•	The total surface area of the lease is 145 km2;

•	The No. 3 seam covers 91 km2;

•	The industrial area is 36 Ha.

The key surface facilities include a service building, general office, office for underground staff, catering facilities dormitory facilities, main shaft and service shaft and associated infrastructure, return shaft, CHPP, raw coal undercover stockpile, and product coal handling and train loading facilities.

As the mine is an underground mine employing full extraction methods, there will be subsidence of the surface above and adjacent to longwall panels.

Social Issues

There are a total of 26 villages over the lease area. In the first mining area there are 2 villages that may be adversely impacted by subsidence. The villages are typical for the region and consist of a small number of dwellings constructed from mud and light bricks. Under the compensation package approved by the government, all the people living in these villages will be relocated to a new town. The town is located approximately 5 km from the current mine pit top area. Centralising small village populations is a policy supported by the government and by placing people in centralised accommodation village land is freed up for productive farm use. Centralising smaller populations also allows for better facilities such as schools.

As with most poorer rural areas in PRC, the population of the villages see the introduction of mining to their region as being positive. The mine is seen as providing employment and business opportunities. Minarco has observed this situation with many projects in PRC and the view of the local residence in this case was provided by management.

Subsidence

Management indicated that there are three options for dealing with subsidence issues:

1.	Fill the subsidence trough with Washplant and stoned drivage refuse;

2.	Allow the trough to fill with water and pond; and

3.	Leave as farming land.

Given that the subsidence is only going to be in the order of 1.5 to 2.0 metres, management indicated that it is likely that option 3 will be suitable for most of the area subsided.

Water Management

The mine will produce significant water from its underground mining operations. Management indicated that water from the mine will be used for:

1.	Fire suppression underground;

2.	In the CHPP; and

3.	For everyday use on the surface.

Polluted water from the mine will be treated then released into the adjacent river.

Noise Dust Etc.

For other issues relating to noise dust and water, management indicated the mine will comply with national standards.

Minarco feels that management has adequate strategies in place to address the environmental and social issues that it faces and that there could be a net positive impact for local residents.

3.11	Coal Reserves

3.11.1	Classification

The coal reserves have been estimated within areas that have been interpreted as Measured and Indicated Resources. These resources have been identified in Section 3.4.

To convert resources to reserves it must be demonstrated that extraction could reasonably be justified after applying reasonable investment assumptions. Appropriate consideration of mining, processing, economic, environmental, social and government factors are considered in the estimation of the reserves. These are termed “Modifying Factors”.

The highest confidence level established Proved Reserves from Measured Resources and a lesser level of confidence establishes Probable Reserves from Indicated Resources. A level of uncertainty in any one of the Modifying Factors may result in Measured Resources converting to Probable reserves depending on materiality. A high level of uncertainty in any one or more of the Modifying factors may exclude the Resources from conversion to Reserves.

3.11.2	Modifying Factors

Barriers and Exclusion Zones

A 40 metre wide barrier to mining has been established around the perimeter of the lease boundary. Variable width barriers are also provided around faults depending upon their throw interpreted from 3D seismic exploration.

The various barriers are:

• Faults equal to or greater than 100 metres	100 metre barrier;

• Faults between 50 metres and 100 metres	50 metre barrier;

• Faults between 30 metres and 50 metres	30 metre barrier;

• Fault less than 30 metres	No barrier.

A barrier of 400 metres to 500 metres has been established along the subcrop line to the west of the resource area. Fractured and eroded sections of strata associated with the different periods of deposition have been interpreted from lost drilling fluid.

Mining exclusion zones have been established around the mine shafts and beneath the surface industrial complex. The area of this barrier is determined by the depth of the various stratigraphic sequences and an angle of draw extended from 15 metres outside the surface of the structure.

No major railways or roads are within the recognised resource area.

Mining Assumptions

The mine layout has been prepared in areas defined as Measured and Indicated Resources. The layouts take into consideration the known constraints. Typical layout assumptions for the No.3 Upper Seam reserve estimation include:

• LTCC panel face width	220 metres

• Longwall panel length	1,065 metres – 3,300 metres

• Roadway width	4.2 metres

• Roadway height	3.0 metres

• Barrier between longwall panels	4 metres

Dilution Quality

Out of seam dilution form the floor and roof strata during longwall extraction are:

Floor

• Dilution material	25 mm

• RD of stone	2.4

• Out of seam dilution ash	100%

Roof

• Dilution material	5%

• RD of stone	2.5

• Out of seam dilution ash	100%

Coal Loss

Typical recovery factors applied to the LTCC method include:

• Longwall cutting face	95%

• Rear caving and recovery	80%

Moisture Adjustment

The Recoverable Reserves have been adjusted from an average air dried coal moisture of 1.57% to a ROM moisture of 5% following the mining process.

3.11.3	Reserve Estimate

The Recoverable Reserves were estimated from a mine layout that took into consideration all barriers and exclusion zones. The tonnages have been estimated from an averaging of seam thicknesses within defined polygons of the resources over which a mine plan can be reasonably be prepared in consideration of the proposed mining method. Due to the presence of faulting, incomplete coal washability testing over the resource area and irregular spacing of drill holes all reserves have been classified as Probable. Table 3.6 shows the estimated Reserves for the mine within the existing knowledge of exploration. A global 68% yield has been applied to the Reserves.

Table 3.6 - Estimated Reserves for Zhao Lou Mine

Area	Proved (Mt)	Probable (Mt)	Recoverable Reserves (Mt)	Product (Mt)	Product Ash (Mt)
South Area	—	65.0	65.0	42.2	7.12
West Area	—	40.9	40.9	26.5	7.10
Total	—	106.4	106.0	68.7	73.11

3.12	Operational Expenditure

3.12.1	General

Using the assessment carried out and reported in this report, Minarco has independently reviewed the operating cost forecasts provided by the Company.

Minarco has extensive experience at forecasting costs in Chinese coal mines and has developed a comprehensive cost forecasting model which has been calibrated against actual costs for a number of operations in varying geological conditions. Table 3.7 Shows Minarco’s and the Company’s forecasts. The difference of 5.73% is not considered to be material and is within the accuracy implied by the level of supporting documentation. Minarco therefore concludes that the operating cost forecast provided by the Company and used in the valuation model are reasonable.

Table 3.7 - Operating Cost Comparison – Zhou Lao

OPERATING COSTS	Minarco	Feasibility Study		Difference
Labour
Wages	5.03	7.54	7.54	0.00%
Benefits	2.51
Materials	19.03	19.03	19.00	0.16%
Timber	0.90
Development Consumables	6.63
Explosives	0.07
Large Items	5.00
Spare Parts	3.00
Tools	0.20
Coal for Own Use	0.02
Health and Safety	0.20
Building Materials	0.50
Fuel and lubricants	0.50
Other	2.01
Adjustment (inventory)	0
Electricity	15.60	15.60	16.46	-5.22%
Depreciation	0.00	0.00
Future development contribution	2.50	2.50	2.50
Expansion Funding	3.00	3.00	3.00
Maintenance	8.00	8.00	7.89	1.39%
Subsidence Compensation	7.44	7.44	8.50
Other	20.70	20.70	24.01	-13.81%

Total FOR	83.81	83.81	88.90	-5.73%

The costs in Table 3.7 relate to a typical year at design capacity production of 6.0 Mtpa. They are in June 2005 currency.

3.13	Capital Expenditure

Minarco obtained detailed capital expenditure estimates from the company as outlined in the detailed design report prepared by the Jinan Design Institute. The costs reported in this detailed document are on average 33% higher than those recorded in the feasibility study reflecting the increased equipment and infrastructure requirements following further investigations and an improved understanding of the resource. The final capital expenditure estimates as provided in the detailed design report are given in Table 3.8.

Table 3.8 - Zhao Lou Capital Expenditure

Capital Expenditure Detailed	(RMB x 104)	RMB (Million)
Underground Construction	59,390.0	593.9
Surface Buildings	11,874.0	118.7
Equipment Installation	15,020.0	150.2
Equipment Purchase	56,416.0	564.2
Other	41,485.0	414.9
Planning & Design	16,220.0	162.2
Total	200,405.0	2,004.1

Minarco found that capital expenditure for the project is supported by the appropriate level of feasibility study and engineering design.

3.14	Concluding Statement

Minarco concludes from the review that for Zhao Lou:

•	The Coal Resources and Reserves which have been calculated according to Chinese standards have been correlated with the definitions in accordance with the JORC code;

•	Production forecasts provided by the Company are based upon adequate geological and geotechnical data taking proper account of mining conditions;

•	The assumptions used in estimating production volumes, yields, operating costs and capital costs are appropriate and reasonable;

•	Capital and operating costs used in the financial models reflect the mine plans, development and construction schedules as well as the forecast production levels;

•	Capital expenditure for the projects is supported by the appropriate level of feasibility study and engineering design;

•	The projects are well managed by effective and capable people from within the Company, who understand mining and production risks;

•	The Company’s mining equipment (either in place or planned in the capital forecasts, provided by the Company or provided by contractors) is suited to the mine plans and supports the production levels forecast; and

•	The environmental issues are well managed and there were no issues identified that could significantly impede production.

ANNEXURE A

QUALIFICATIONS AND EXPERIENCE OF MINARCO TEAM

David Meldrum – Managing Director, Minarco Asia Pacific

•	Bachelor of Engineering (Mining – Hons), First Class Mine Managers Certificate of Competency

•	Graduate Diploma in Applied Finance, Chartered Professional of Australasian Institute of Mining and Metallurgy, Member of the Australian Institute of Company Directors and Member of the CEO institute of Australia.

David has a First Class Mine Managers Certificate of Competency with over 16 years experience associated with the mining industry within Australia and overseas. During this period he has undertaken all levels of technical studies and audits of current and prospective operations in Queensland, New South Wales, South Australia, China, South Africa and Indonesia. Apart from providing advice to numerous financiers, David has finance industry experience having been an Investment Banker and having carried out studies for both lenders and investors.

David concentrates on providing technical and commercial advice to both the coal and finance industries. This work includes advising clients on the sale and/or purchase of coal projects and has involved development of business strategies to maximise the value of the opportunities. David also has extensive experience in reserve estimation.

Phil Mitchell – Senior Manager Engineering, Minarco Asia Pacific

•	Bachelor of Engineering, Mining – University of Sydney, Bachelor of Science – University of Sydney

•	First Class Mine Managers Certificate (Coal) – NSW & Queensland, Graduate Diploma in Applied Finance, Member of Australasian Institute of Mining and Metallurgy

Phil has over 25 years experience in the mining industry and is experienced in mine planning and design; cost and capital budgeting; ventilation design, fan specification and hazard planning for underground operations. Phil has undertaken a range of mining assignments from conceptual mine planning through to final feasibility, and has been involved in mine development, construction and operations. He has been involved extensively in due diligence and independent technical reviews for companies preparing for IPO’s in the last two years.

Charles Parbury – Director, MBGS

•	Bachelor of Arts (Honours), Geology, Macquarie University. Member of Australian Institute of Mining and Metallurgy Australia

Charles has had over 25 years experience as a geologist and has worked internationally on coal related mining operations and exploration programs in Australia, the Philippines, Thailand, New Zealand and Indonesia. He has completed many resource estimation programs and was a key member of the team that completed the competent persons report for Xstrata for the London Listing.

Andrew Ryan – Mining Engineer/Analyst, Minarco Asia Pacific

•	Bachelor of Engineering, Mining – University of New South Wales, Graduate Member of Australasian Institute of Mining and Metallurgy

Andrew has worked with Minarco over the past 4 years and has been actively involved in all areas of coal consulting. Most recently he was involved in a due diligence project in China, and has also been actively involved in ongoing due diligence and technical advisory work in Australia for a Chinese Client. Andrew managed the development of Minarco’s new generation in house mine cost analysis system and currently manages the preparation of Minarco’s annual coal mine cost studies.

Wentao Han – Senior Geologist, MBGS

•	Bachelor of Petroleum Engineering, Petroleum Institute, Daqing; Member of Society of Petroleum Engineers

Wentao has had over 15 years experience as a geologist and has worked on hydrocarbon potential of sedimentary basin deposits in China. He has completed many technical feasibility studies of petroleum resources as a consultant for investment companies. More recently has began working on coal related projects in Australia. He is a native Mandarin speaking Chinese with fluent English skills.

ANNEXURE B

CHINESE COAL QUALITY DEFINITIONS

Category Index
Category	Code	V.M. (%)	G.R.I	Y (mm)	b (%)	PM (%)	S.E. gar (MJ/kg)
Anthracite	WY	≤10.0
Meagre coal	PM	10~20	≤5
Meagre and lean coal	PS	10~20	5~20
Lean coal	SM	10~20	20~65
Coking coal	JM	20~28	50~65
(Major hard coking coal)		10~28	>65	≤25	≤150
Fat coal	FM	10~37	>85	>25
1/3 coking coal	1/3JM	28~37	>65	≤25	≤220
Gas and fat coal	QF	>37	>85	>25	>220
Gas coal	QM	28~37	50~65
		>37	>35	≤25	≤220
1/2 medium caking	1/2ZN	20~37	30~50
Weak caking	RN	20~37	5~30
Non-caking	BN	20~37	≤5
Longflame coal	CY	>37	≤35			>50
Lignite	HM	>37				≤30
		>37				30~50	≤24

Note:	Y	max. thickness of plastic layer
	B	coke property
	PM	reflectance

ANNEXURE C

CHINESE RESOURCE AND RESERVE CLASSIFICATION

Chinese Classification

Chinese resource and reserve classifications follow strict criteria laid down by the Ministry of Land and Resources and are subject to annual recalculation and review. The following criteria are applied:

•	Minimum seam thickness of 0.70 metres;

•	Exclusion of dirt bands > 0.05 metres in seam thickness;

•	Maximum depth 1,400 metres;

•	Exclusion of highly weathered coal;

•	Calculation in relatively small block areas, utilising borehole thickness; and

•	Application of a seam specific conversion factor based on experimental results.

Coal is then classified into one of the four categories, A, B, C or D, with category A attracting the highest degree of confidence. A new classification system (Classification for Resources/Reserves of Solid Fuels and Mineral Commodities GB/T 17766-1999) which is equivalent to international standards was implemented on 1 December 1999. During the transition period both classification systems have been used in coal mines, however nearly all the coal mines are familiar with the old Code rather than the new Code. Minarco has examined the various criteria applied and using the classification nomenclature of Australia Guideline for Estimating and Reporting of Inventory Coal, Coal Resources and Coal Reserves (2003 Edition) and Australia Code for Reporting of Mineral Resources and Ore Reserves, September 1999 (The JORC Code), consider the following entries in Table AF1 and Table AF2 approximate equivalents.

Table AF1 - Comparison of Chinese Old Code and JORC Resource Classifications

Chinese System	JORC Code	Criteria

A	Measured Resource	Borehole spacing approximately 500 metres

B	Indicated Resource	Borehole spacing approximately 750 metres

C	Indicated Resource	Borehole spacing approximately 1,500 metres

D	Inferred Resource	Limited borehole and other data

Table AF2 - Comparison of Chinese New Code and JORC Reserves Classifications

	Total Identified Mineral Resources			Undiscovered Resource
Degree of Economic	Measured	Indicated	Inferred	Reconnaissance

Economic	Proved extractable Reserve (111) Basic Reserves (111b)			Resource (334) ?
	Probable Extractable Reserves (121) Basic Reserves (121b)	Probable Extractable Reserves (122) Basic Reserves (122b)
Marginal Economic	Basic Reserves (2M11)
	Basic Reserves (2M21)	Basic Reserves (2M22)	Resource (333)
Sub-marginal Economic	Resource (2S11) Resource (2S21)	Resource (2S22)
Intrinsic Economic	Resource (331)	Resource (332)